SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JULY 2004

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2004

Grupo TMM, S.A.

By: /s/ Juan Fernández Galeazzi
______________________________________
Juan Fernández Galeazzi
Director Finance & Treasurer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1:     Press Release dated July 23, 2004.  GRUPO TMM, S.A. ANNOUNCES EXTENSION AND AMENDMENT OF EXCHANGE OFFER AND CONSENT SOLICITATION FOR ITS 9½% NOTES DUE 2003 AND 10¼% SENIOR NOTES DUE 2006.

Exhibit 99.1

GRUPO TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Brad Skinner, Senior Vice President	Kristine Walczak, General Investors
Investor Relations	Analysts and Media
011-525-55-629-8725 or 203-247-2420	312-726-3600
(brad.skinner@tmm.com.mx)	(kwalczak@dresnerco.com)

Marco Provencio, Media Relations:
Proa/StructurA
011-525-55-629-8708 and 011-525-55-442- 4948
(mp@proa.structura.com.mx)

GRUPO TMM, S.A. ANNOUNCES EXTENSION AND AMENDMENT
OF EXCHANGE OFFER AND
CONSENT SOLICITATION FOR ITS 9½% NOTES DUE 2003 AND
10¼% SENIOR NOTES DUE 2006

Mexico City, July 23, 2003 - Grupo TMM, S.A. (NYSE:TMM and BMV:TMM A) announced today that it has extended and amended its previously announced exchange offer and consent solicitation for its 9½% Notes due 2003 (”2003 notes”) and its 10¼% Senior Notes due 2006 (”2006 notes”). Grupo TMM is reducing the percentage of outstanding 2003 notes required to be tendered in the exchange offer from 98% to 95.7% and increasing the percentage of outstanding 2006 notes required to be tendered from 95% to 97.3%. All other conditions to the exchange offer and consent solicitation remain unchanged.

As of 5:00 p.m., New York City time, on July 22, 2004, $169,324,000 principal amount of the 2003 notes and $194,771,000 principal amount of the 2006 notes had been tendered and not withdrawn (including tenders of notes pursuant to guaranteed deliveries). Based on the principal amount of 2003 notes and 2006 notes tendered to date, the minimum tender conditions would be satisfied and the Company would have sufficient consents from the holders of the 2006 notes to implement the amendment to the indenture governing the 2006 notes, which will eliminate substantially all of the restrictive covenants in the 2006 notes that are not tendered and remain outstanding following completion of the exchange offer. In addition, we believe we have received votes from sufficient holders to permit us to accomplish the restructuring through a prepackaged plan of reorganization on substantially the same terms as the exchange offer if the conditions to the exchange offer are not achieved due to withdrawals of previously tendered notes or otherwise.

In conjunction with the amendment to the exchange offer and consent solicitation, Grupo TMM has extended the expiration date for the exchange offer and consent solicitation and the solicitation of acceptances to the U.S. prepackaged plan until midnight, New York City time, on August 5, 2004. Grupo TMM is also providing withdrawal rights to all holders of 2003 notes and 2006 notes, including holders whose notes have previously been tendered. Withdrawal rights will expire at midnight New York City time, on the expiration date. Any holder who tendered 2003 notes or 2006 notes prior to 5:00 p.m., New York City time, on July 16, 2004, which was the consent fee deadline, and subsequently withdraws its notes will no longer be entitled to receive the consent fee payment with respect to the notes that are withdrawn. Any questions as to withdrawal of notes may be directed to the information agent at the numbers below.

In addition, Grupo TMM has filed today with the Securities and Exchange Commission a Prospectus Supplement, which includes additional disclosure. Holders of existing notes are urged to review the Prospectus Supplement and the Prospectus and Solicitation Statement previously filed with the Securities and Exchange Commission.

The exchange offer and consent solicitation are made solely by the Prospectus and Solicitation Statement dated June 23, 2004, as amended by the Prospectus Supplement dated July 23, 2004. Copies of the Prospectus and Solicitation Statement, the Prospectus Supplement and the other transmittal materials can be obtained from Innisfree M&A Incorporated, the information agent for the exchange offer and consent solicitation, at the following address:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Toll Free: (877) 750-2689
Fax: (212) 750-5799

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Grupo TMM notes. The exchange offer and consent solicitation are not being made to, nor will tenders be accepted from, or on behalf of, holders of existing notes in any jurisdiction in which the making of the exchange offer and consent solicitation or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky laws or other laws require the exchange offer and consent solicitation to be made by a licensed broker or dealer, the exchange offer and consent solicitation will be deemed to be made on behalf of Grupo TMM by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Headquartered in Mexico City, Grupo TMM is Latin America’s largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico’s Northeast railway and carries over 40 percent of the country’s rail cargo. Grupo TMM's web site address is www.grupotmm.com and TFM’s web site is www.tfm.com.mx. Grupo TMM is listed on the New York Stock Exchange under the symbol TMM and Mexico’s Bolsa Mexicana de Valores under the symbol ”TMM A.”

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company’s investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company’s reorganization and restructuring; the outcome of pending litigation and arbitration with Kansas City Southern; the timing of the receipt of any amounts in respect of TFM’s pending claim for a refund of certain value added taxes; the outcome of pending litigation relating to the obligation to repurchase shares of TFM owned by the Mexican Government and the ability of the Company or its subsidiaries to fund any such purchase if required to do so; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to complete the proposed restructuring or otherwise repay, restructure or refinance its indebtedness. These risk factors and additional information are included in the Company’s reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.